Filed by Comerica Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Comerica Incorporated

Commission File No.: 001-10706

Date: October 6, 2025

The following internal email was made available to employees of Comerica Incorporated on October 6, 2025.

Today, we are making an important announcement about the future direction of our company. As shared in this press release, Comerica and Fifth Third have signed a definitive merger agreement under which Comerica will merge with Fifth Third in an all-stock transaction, subject to regulatory approval and customary closing conditions. This strategic combination brings together our two highly respected financial institutions under the Fifth Third name to create the 9th largest U.S. bank with a significantly expanded national footprint.

Combining with a consumer-focused, and similarly long-tenured, institution like Fifth Third delivers a diverse franchise that leverages our collective strengths and provides the ability to improve the customer experience. Fifth Third is a strong partner that shares our values and vision. This opportunity will help open doors to new markets, additional resources, and exciting growth opportunities.

This merger is a true integration of talent, and Comerica will be represented well in the new company. What we know today is that upon the merger closing Peter Sefzik, Chief Banking Officer, will serve as the EVP of Wealth and Asset Management, reporting to Tim Spence, Fifth Third’s CEO. Megan Burkhart, Chief Administrative Officer, will play a leadership role in the integration until the closing, then assume the role of Chief Human Resources Officer, reporting to Spence, next Fall. I also will hold the role of Vice Chair at Fifth Third and later be appointed to the Fifth Third Board. We will also have three directors of our Comerica Incorporated Board who will join the Fifth Third Board. These are changes we know will occur upon closing and expect to have more news in the coming months.

How does this impact you?

I know this is the No. 1 question on your mind, and I – along with my leadership team – are committed to keeping you informed as we work through the details. But, be assured that there are no immediate changes to your role or responsibilities.

In the sidebar are a suite of resources to help answer your most pressing questions, and we have launched a dedicated Connect site – Stronger Together: Transition News – to keep you updated. Please continue to check back often for new updates.

TODAY! All Colleague Call

Join us TODAY at 10 a.m. CT (11 a.m. ET / 8 a.m. PT) for an All Colleague call during which we will further discuss this announcement and provide you the opportunity to meet Fifth Third’s CEO, Tim Spence. Watch for calendar invitation shortly from Corporate News with the meeting link.

How did we arrive at this decision?

While we believe our business model has served us well and allowed us to support our customers for 175+ years, we have continually balanced industry pressures with our need to manage expenses and support our strategy for growth. Given this, we must now recognize the benefits of scale, and the diversity of funding required for success in the dynamic economic and financial environment today and in the future.

As such, we felt the best path forward for our customers, shareholders, colleagues and communities was to partner with Fifth Third. This combination provides enhanced products, capabilities and scale that positions us for the future. Fifth Third is a similarly long-tenured banking franchise with a strong culture, and together we will continue to build on our deep relationships and legacy, guided by our values and relentless focus on serving others.

Why is this partnership compelling?

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Stronger Together: By combining Comerica’s premier commercial banking strengths with Fifth Third’s award-winning retail and digital capabilities, we are building a more diversified, scalable, and resilient financial institution poised for sustainable growth.

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Expanded Reach: The footprint of the combined company will encompass 17 of the 20 fastest-growing markets across the country and leverage our existing presence in California, Michigan and Texas while providing further scale in the Mid-West and Southeast.

•	Financial Strength: The transaction is expected to be immediately accretive to shareholders and deliver peer-leading efficiency and returns — reinforcing our commitment to disciplined growth.

What’s next?

We anticipate the transaction will close at the end of the first quarter of 2026. Unfortunately, until it does, we are limited in what we can share – both inside our company and with the public. Nevertheless, we remain committed to transparency and sharing as much information as we can along the way. We also still need to fulfill our day-to-day business priorities of stability, profitability and growth. Stay focused and keep delivering for our customers, our communities, and each other—just as you always have.

Closing Thoughts

This milestone is a testament to your talent and the strengths of our company, which is what has attracted the interest of Fifth Third. Our relationship-based approach to banking has served our customers for nearly two centuries, and delivered a compelling deposit franchise, strong foundation of capital and renowned track record of credit. This merger with Fifth Third allows us to build on our leading commercial franchise and further serve our customers with enhanced capabilities across more markets, while staying true to our core values.

I will soon be out in our markets to talk further about this news. I am so proud of you and the successes we have achieved together, and I look forward to what we will continue to achieve together as a combined company.

Side Bars

Joint Investor Call – Today at 7 a.m. CT

Click here to listen to today’s live joint investor presentation via Webcast. The conference call will begin at 7 a.m. CT. Be sure the volume on your computer is turned up. NOTE: Participants will be asked to provide their name and work contact details when logging on to listen to the webcast.

Resources

•	Stronger Together: Transition News Connect site

•	Colleague Resources

•	Customer Facing Colleague Talking Points

•	Open Letter to Our Customers

Media Policy Reminder

If you are contacted by the media on this topic, please do not respond. Instead, forward the inquiry to our Media Relations team (as per Comerica’s Corporate Communications Risk Policy).

The following talking points were made available to certain employees of Comerica Incorporated on October 6, 2025.

On Monday, Oct. 6, 2025, Comerica Incorporated and Fifth Third Bancorp announced they have entered into a definitive merger agreement, bringing together two banks with a long history of serving consumers, small businesses, and commercial clients.

This combination is about taking what you already value—trusted relationships, deep roots in our communities, and simple, intuitive banking solutions delivered where and when you need them — and building on it, with an aim to serve you even better in the future.

Who is Fifth Third?

Fifth Third is a bank that’s as long on innovation as it is on history. Since 1858, it’s been helping individuals, families, businesses and communities grow through smart financial services that improve lives. Its list of firsts is extensive, and it’s one that continues to expand as it explores the intersection of tech-driven innovation, dedicated people and focused community impact. Fifth Third is one of the few U.S.-based banks to have been named among Ethisphere’s World’s Most Ethical Companies® for several years. With a commitment to taking care of its customers, colleagues, communities and shareholders, Fifth Third’s goal is not only to be the nation’s highest performing regional bank, but to be the bank people most value and trust. Visit 53.com to learn more.

Timeline & Commitment to a Smooth Transition:

We anticipate the transaction will close end of the first quarter of 2026, and until it does, Comerica and Fifth Third will continue to operate as separate companies. We will focus on communicating clearly and in advance of any changes that might affect your accounts or services, outlining steps to follow when action is needed. In the meantime, you can continue to do your banking as you normally would as a customer of Comerica.

Following closing, there will be a transition period to convert and integrate systems.

Why?

While we believe our business model has served us well and allowed us to support our customers for 175+ years, we have continually balanced industry pressures with our need to manage expenses and support our strategy for growth. Given this, we must now recognize the benefits of scale, and the diversity of funding required for success in the dynamic economic and financial environment today and in the future.

As such, we felt the best path forward for our customers, shareholders, colleagues and communities was to partner with Fifth Third. This combination provides enhanced products, capabilities and scale that positions us for the future. Fifth Third is a similarly long-tenured banking franchise with a strong culture, and together we will continue to build on our deep relationships and legacy, guided by our values and relentless focus on serving others.

Timing:

Fifth Third will begin the process of seeking regulatory approval, and Comerica needs to obtain shareholder approval – both of which we expect to receive in the end of the first quarter of 2026. Additionally, after closing, Fifth Third plans to start a conversion of systems.

What this means for you right now:

There are no immediate changes for customers. Customers can continue to bank as they do today – accounts, cards, checks, fees and relationship teams remain the same. Over time, customers will benefit from a larger branch and ATM network, enhanced digital tools and expanded product offerings. Any changes will be communicated well in advance as we are able.

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How will this affect me as a customer: There are no immediate changes to your banking experience. Over time, you’ll benefit from expanded access, enhanced products and improved technology. All changes will be communicated clearly and in advance as we are able.

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What if I’m already a customer of both Fifth Third and Comerica: You may continue to use services from both banks as you do today. If any changes are required to consolidate accounts or services, you will be notified well in advance as we are able and guided through the process.

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What about my personal information? Does it stay protected: Yes. Both Fifth Third and Comerica are committed to protecting customers’ personal information. Data privacy and security remain top priorities. Fraudsters and scammers can go on offense when companies announce transactions. Please be vigilant. Fifth Third and Comerica will never call, email or text you asking for personal information, login credentials or computer access. If you receive a request claiming to be from us, don’t respond. Call the number on the back of your debit or credit card, or contact your current relationship banking team to report the incident.

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Will my local branch be affected: No immediate changes. Any future adjustments to branch locations will be communicated well in advance as we are able, with a focus on maintaining convenience and service.

What will improve over time:

We are better together. Fifth Third and Comerica are combining complementary strengths to deliver a broader suite of capabilities and offerings with capacity for significant future growth. Customers will continue to enjoy the products and services they value today, with future enhancements as the integration progresses. Fifth Third’s award-winning retail and digital banking will be paired with Comerica’s middle market expertise, expanding both consumer and commercial offerings. As we bring our companies together, you can expect:

•	More convenience: a larger combined network of branches and ATMs across the Midwest and high-growth markets including key regions in the Southeast, Texas and California.

•	Broader capabilities: Fifth Third’s award-winning retail and #1-rated mobile app paired with Comerica’s middle market expertise

•	Continued community commitment: We’ll remain focused on local service and investment in the communities we serve.

What does this mean for my relationship with Comerica?

Until the merger is finalized, we remain separate entities, and we will continue to support your relationship. Following closing, the relationship is expected to transition to Fifth Third during the conversion process.

Products & Services:

For now, you will continue managing your accounts and products as you always have. We expect to fully integrate all our products and services in the future, offering you a broader range of innovative banking solutions to meet your needs. Our priority is to provide you a seamless experience with personalized customer service. We expect no interruption of your banking services.

Will I be able to use Fifth Third’s locations and/or online platform to access my account(s)?

Not at this time. Until you have been notified that your accounts have been converted to Fifth Third accounts following closing, please continue to use Comerica’s Banking Centers and online platform to conduct your business.

How to respond to questions regarding Direct Express:

Customers will continue to use their Direct Express cards and services as usual. Fifth Third’s appointment as Fiscal Agent ensures continuity of service, and any changes or enhancements will be communicated clearly and in advance. The transition is designed to be seamless for cardholders.

What should I say when customers ask me about the merger?

When customers ask about the merger, reassure them that there are no immediate changes to their accounts, products or services. Both Fifth Third and Comerica are committed to ensuring a smooth transition, and customers will continue to enjoy the same level of service they expect. Any future changes will be communicated in advance as we are able.

What should I say if the customer asks a question that I am unable to answer?

If a customer asks a question you are unable to answer, please direct them to the additional information available on 53.com/bettertogether or comerica.com, or suggest they contact their relationship manager or customer service center for further assistance.

The following letter was made available to customers of Comerica Incorporated on October 6, 2025.

Fifth Third to Acquire Comerica

An Open Letter to our Valued Customers

We are pleased to share some exciting news about our journey to best serve you. Fifth Third and Comerica have signed a definitive merger agreement, bringing together two banks with a long history of serving consumers, small businesses, commercial clients and their communities.

This combination is about taking what you already value—trusted relationships, deep roots in our communities, and simple, intuitive banking solutions delivered where and when you need them—and building on it to serve you even better in the future.

What this means for you right now

•	No action is required. You can continue to bank exactly as you do today.

•	Your accounts, online and mobile logins, cards, checks, and fees remain the same.

•	Your relationship team and contacts are unchanged. Keep calling your customer contact, using your current branch, website and apps.

What is expected to improve over time

As we bring our companies together, you can expect:

•	More convenience: A larger combined network of branches and ATMs across the Midwest, Southeast, Texas and California.

•	Broader capabilities: Fifth Third’s award-winning retail and No. 1-rated mobile app paired with Comerica’s commercial banking expertise.

•	Community commitment: Continued focus on local service and investment in the communities we serve.

Our commitment to a smooth transition

We anticipate the transaction will close at the end of the first quarter of 2026, and, until it does, Comerica and Fifth Third will continue to operate as separate companies. We will communicate clearly and well in advance of any changes that might affect your accounts or services, and we’ll outline the simple steps to follow and how to get help when action is needed. In the meantime, you can continue to do your banking as you normally would as a customer of either Comerica or Fifth Third.

To learn more, please visit 53.com/bettertogether or comerica.com.

Thank you for the trust you place in us. We’re excited about what this combination will enable us to do for you—bringing more convenience and capabilities while continuing to deliver the services you know today.

Sincerely,

Tim Spence Chairman, CEO, and President Fifth Third Bank	Curtis F. Farmer Chairman, President, and CEO Comerica Bank

*	This transaction is subject to customary shareholder and regulatory approvals and closing conditions. Until closing, Comerica and Fifth Third remain separate companies.

*   *   *

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm ), and in Fifth Third’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March  17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm , and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March  4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.